1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

July 28, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Laudus Trust Post-Effective Amendment No. 86 to Registration Statement on Form N-1A (File Nos. 33-21677 and 811-05547)

Ladies and Gentlemen:

Our client, Laudus Trust (the “Trust”), has enclosed, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment (“PEA”) No. 86 to the Trust’s registration statement on Form N-1A, together with all Exhibits thereto (“Registration Statement”), under the 1933 Act. This filing is being made for the purpose of: (i) updating certain financial information; (ii) filing the required exhibits; (iii) incorporating comments from the staff of the Securities and Exchange Commission (“SEC”) regarding certain changes to the names and related non-fundamental investment policies of the Laudus Mondrian Global Government Fixed Income Fund and Laudus Mondrian International Government Fixed Income Fund as set forth in PEA No. 84; and (iv) making other non-material changes to the Registration Statement.

We note that the Trust has separately filed via EDGAR correspondence a response to the comments of the staff of the U.S. Securities and Exchange Commission on Post-Effective Amendment No. 84 to the Trust’s Registration Statement.

I hereby certify that this PEA does not contain disclosures that render it ineligible to be filed under Rule 485(b).

Please contact Stephen T. Cohen at (202) 261-3304 or me at (202) 261-3305 with any questions or comments.

Sincerely,

/s/ Douglas P. Dick

Douglas P. Dick